FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-       N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: November 21, 2007

Exhibit 99.1

Home Inns Announces Financial Results for the Third Quarter of 2007

Shanghai, November 21st, 2007 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended September 30, 2007.

Third Quarter 2007 Highlights

•	Total revenues for the quarter increased by 66.1 % year-over-year to RMB266.4 million (US$35.5 million).

•

Income from operations was RMB39.5 million (US$5.3 million), an increase of 172.1% year-over-year. Excluding share-based compensation expenses of RMB4.3 million (US$0.6 million), income from operations (non-GAAP) was RMB43.8 million (US$5.8 million), up 55.1% year-over-year.

•

Excluding foreign exchange losses of RMB10.2 million (US$1.4 million) and share-based compensation expenses, adjusted net income (non-GAAP) was RMB39.8 million (US$5.3 million), up 76.8% year-over-year. Net income (GAAP) for the quarter was RMB25.3 million (US$3.4 million), up 220% year-over-year.

•

EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation and amortization, was RMB52.1 million (US$6.9 million), representing an 85.4% increase year-over-year. Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB66.6 million (US$8.9 million), up 56.0% year-over-year.

•

Excluding foreign exchange losses and share-based compensation expenses, adjusted diluted earnings per share (non-GAAP) were RMB0.55 (US$0.07), and adjusted diluted earnings per ADS (non-GAAP) were RMB1.10 (US$0.15). Diluted earnings per share (GAAP) were RMB0.35 (US$0.05), and diluted earnings per ADS (GAAP) were RMB0.70 (US$0.09). Each ADS represents two ordinary shares.

•

During the third quarter of 2007, Home Inns opened 30 new hotels. As of September 30, 2007, the Home Inns hotel chain consisted of 201 hotels in operation with an additional 96 hotels under development, covering 77 cities in China.

•	The occupancy rate for the Home Inns hotel chain was 95% in the third quarter of 2007, compared with 94% during the same period in 2006 and 95% in the previous quarter.

•	RevPAR, defined as revenue per available room, was RMB174 in the third quarter of 2007, compared with RMB172 in the same period in 2006 and RMB174 in the previous quarter.

“We had another strong quarter,” said Mr. David Sun, Home Inn’s Chief Executive Officer. “We continue to successfully grow the Home Inns hotel chain by adding more hotels and entering more cities while maintaining steady hotel performance, and we are able to do so in both first and second tier cities.”

As of September 30, 2007, the Home Inns hotel chain consisted of 143 leased-and-operated hotels and 58 franchised-and-managed hotels in operation, with an additional 69 leased-and-operated hotels and 27 franchised-and-managed hotels under development, covering 77 cities in China. The average number of rooms per hotel in operation was 119.

Third Quarter 2007 Financial Results

For the third quarter of 2007, Home Inns had total revenues of RMB266.4 million (US$35.5 million), compared with total revenues of RMB160.4 million for the third quarter of 2006, representing a 66.1% increase year-over-year.

Total revenues from leased-and-operated hotels for the third quarter of 2007 were RMB254.2 million (US$33.9 million), compared with RMB153.0 million for the third quarter of 2006, representing a 66.2% increase year-over-year. Home Inns opened 26 new lease-and-operated hotels during the third quarter of 2007.

Total revenues from franchised-and-managed hotels for the third quarter of 2007 were RMB12.2 million (US$1.6 million), compared with RMB7.4 million for the third quarter of 2006, representing a 64.7% increase year-over-year. Home Inns opened four new franchised-and-managed hotels during the third quarter of 2007.

Occupancy rate for the entire Home Inns hotel chain was 95% in the third quarter of 2007, compared with 94% in the same period in 2006 and 95% in the previous quarter. Revenue per available room, or RevPAR in the third quarter of 2007 was RMB174, compared with RevPAR of RMB172 in the same period in 2006 and RMB174 in the previous quarter.

Total operating costs and expenses for the third quarter of 2007 were RMB211.2 million (US$28.2 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2007 were RMB207.0 million (US$27.6 million), or 77.7% of total revenues, compared to 76.7% in the third quarter of 2006 and 76.1% in the previous quarter. Factors that led to these changes are discussed below.

Total leased-and-operated hotel costs were RMB180.9 million (US$24.1 million), representing 71.2% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 68.9% of the leased-and-operated hotel revenues for the same quarter in 2006 and 69.8% for the previous quarter. The increase in percentage compared to the previous quarter was primarily due to the increase in rent and utility costs as a percentage of lease-and-operated hotel revenues due to the large number of hotels under construction. As required under US GAAP, we account for rental expenses on a straight line basis as our cost once a lease contract becomes effective, even though in most cases we receive a rent-free period of a few months during the construction stage. The increase in percentage compared to the third quarter of 2006 was primarily due to (1) higher depreciation costs as a percentage of leased-and-operated hotel revenues and (2) lower food and beverage margin resulting from the rapid increase in food costs. Our higher depreciation costs as a percentage of leased-and-operated hotel revenues were a result of our increased mix of hotels in second tier cities because in these cities, we achieved lower revenues per hotel while construction costs were similar across all cities.

Selling and marketing expenses were RMB6.3 million (US$0.8 million), an increase of 93.4% year-over-year and 44.1% sequentially. The increase was primarily attributable to increased advertising and marketing activities in new geographic markets as Home Inns continued to expand into new regions and cities, and promote its brand. Overall, sales and marketing expenses represented 2.4% of total revenues.

General and administrative expenses were RMB24.0 million (US$3.2 million). General and administrative expenses excluding share-based compensation expenses of RMB4.3 million (US$0.6 million) (non-GAAP) were RMB19.7 million (US$2.6 million), or 7.4% of the total revenues, compared with 9.0% of the total revenues in the same period of 2006 and 7.5% in the previous quarter. The decrease in percentage this year versus the same period last year resulted from our operating leverage as our revenues grew.

Income from operations for the quarter was RMB39.5 million (US$5.3 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB43.8 million (US$5.8 million) or 16.4% of total revenues, compared to 17.6% in the same period of 2006 and 18.0% in the previous quarter. The decrease in operating margin from the same period last year was caused by higher leased-and-operated costs as a percentage of leased-and-operated hotel revenues as described above.

EBITDA (non-GAAP) for the third quarter of 2007 was RMB52.1 million (US$6.9 million), up 85.37% year-over-year and 17.35% sequentially. Excluding foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB66.6 million (US$8.9 million), up 56.0% year-over-year and 8.1% from the previous quarter.

Excluding foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB39.8 million (US$5.3 million), up 76.8% year-over-year. Net income (GAAP) for the quarter was RMB25.3 million (US$3.4 million), up 220% year-over-year.

Excluding foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.57(US$0.08) and RMB0.55 (US$0.07), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 1.15(US$0.15) and RMB1.10 (US$0.15), respectively. Basic and diluted earnings per share (GAAP) were RMB0.36 (US$0.05) and RMB0.35 (US$0.05), respectively, and basic and diluted earnings per ADS (GAAP) were RMB0.73 (US$0.10) and RMB0.70 (US$0.09), respectively.

Net operating cash flow for the third quarter of 2007 was RMB72.5 million (US$9.7 million). Capital expenditures for the quarter were RMB171.6 million (US$22.9 million).

As of September 30, 2007, Home Inns had cash and cash equivalents of RMB452.7 million (US$60.4 million).

Home Inns completed the acquisition of the remaining 4.412% stake in its majority owned subsidiary, Home Inns & Hotels Management (Beijing) Ltd. in July 2007. The total acquisition consideration consisted of RMB60 million and 441,669 ordinary shares of Home Inns.

Recent Developments

Home Inns has agreed in October 2007 to acquire the Top Star hotel chain, which consists of 26 economy hotels with approximately 4,200 rooms across 18 cities in China. Home Inns' consideration for the acquisition will consist of the assumption of approximately RMB 172 million in debt, the issuance of up to 655,831 Home Inns' ordinary shares (which equals 327,916 of Home Inns' American depositary shares), as well as cash payment of up to RMB 88 million, if all conditions and targets are met by Top Star.

Home Inns has taken control of the operation of the Top Star hotels on November 1, 2007, and the closing of the acquisition is expected to occur around the end of 2007.

Established in 2005, Top Star is a popular economy hotel brand among domestic business and leisure travelers in China. The addition of these hotels will allow Home Inns hotel chain to further expand to more than 320 hotels in more than 80 cities, and to leverage both Home Inns' and Top Star's customer bases.

Outlook for Fourth Quarter 2007

Home Inns expects its total revenues in the fourth quarter of 2007 to be in the range of RMB 320 million (US$42.7 million) to RMB 335 million (US$44.7 million), including revenue from the Top Star hotels beginning November 1, 2007. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 8 PM on November 20th, 2007 U.S. Eastern Standard Time (9 AM on November 21, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.866.356.4281 / +1.617.597.5395

Pass code for all regions:	HOME INNS

A replay of the conference call may be accessed by phone at the following number until 9 PM on November 27th, 2007 U.S. Eastern Standard Time.

International:	+1.617.801.6888
Pass code:	93247342

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of November 21, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses and share-based compensation, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses and share-based compensation, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Angela Li
Home Inns & Hotels Management Inc.
Tel:	+86-21-3218-9988*2004
Email:	xlli@homeinns.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2006	September 30, 2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	758,003,839	452,697,298	60,417,641
Restricted cash	—	238,843,440	31,876,393
Accounts receivable	8,902,565	10,375,023	1,384,666
Receivables from related parties	197,788	—	—
Consumables	12,131,304	12,501,292	1,668,441
Prepayments and other current assets	10,529,624	34,851,235	4,651,297
Deferred tax assets, current	5,670,939	6,640,642	886,270

Total current assets	795,436,059	755,908,930	100,884,708

Property and equipment, net	458,058,608	754,148,511	100,649,759
Goodwill	32,906,112	199,514,065	26,627,438
Intangible assets, net	3,021,795	29,233,168	3,901,501
Other assets	4,175,804	12,426,017	1,658,394
Deferred tax assets, non-current	26,420,799	31,881,904	4,255,005

Total assets	1,320,019,177	1,783,112,595	237,976,805

LIABILITIES
Current liabilities:
Accounts payable	8,919,148	9,991,038	1,333,418
Payables to related parties	7,389,990	6,831,628	911,759
Short-term borrowings	124,000,000	20,000,000	2,669,229
Current portion of long-term loan from a related party	10,000,000	—	—
Salaries and welfare payable	22,496,135	29,578,854	3,947,637
Income tax payable	18,399,704	25,606,904	3,417,535
Other taxes payable	4,548,918	5,816,108	776,226
Deferred revenues	18,612,207	32,639,647	4,356,135
Provisions for customer reward program	2,743,366	4,715,383	629,322
Other payables	83,618,354	153,194,477	20,445,558
Other unpaid and accruals	22,501,485	30,860,231	4,118,652

Total current liabilities	323,229,307	319,234,270	42,605,471

Deferred rental	44,103,281	66,033,691	8,812,953
Long-term loan from a related party	50,000,000	—	—
Unfavorable lease liability	—	3,991,216	532,673
Deferred tax liability, non-current	165,074	4,870,828	650,068

Total liabilities	417,497,662	394,130,005	52,601,165

Minority interest	12,782,963	10,978,977	1,465,270

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 65,712,839 and 69,624,388 shares issued and outstanding as of December 31, 2006 and September 30, 2007, respectively)	2,690,943	2,841,312	379,206

Additional paid-in capital	813,222,265	1,250,369,464	166,876,130
Statutory reserves	23,414,541	23,414,541	3,124,939
Retained earnings	50,410,803	101,378,296	13,530,095

Total shareholders’ equity	889,738,552	1,378,003,613	183,910,370

Total liabilities and shareholders’ equity	1,320,019,177	1,783,112,595	237,976,805

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$1.00=RMB7.4928 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Leased-and-operated hotels	152,956,058	221,800,557	254,182,195	33,923,526
Franchised-and-managed hotels	7,396,171	10,429,286	12,179,199	1,625,454

Total revenues	160,352,229	232,229,843	266,361,394	35,548,980
Less: Business tax and related surcharges	(9,087,206)	(13,780,664)	(15,617,991)	(2,084,400)

Net revenues	151,265,023	218,449,179	250,743,403	33,464,580

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(45,253,311)	(61,300,705)	(73,728,804)	(9,839,954)
Personnel costs*	(23,409,437)	(35,057,988)	(39,683,303)	(5,296,191)
Depreciation and amortization	(11,320,003)	(18,387,838)	(20,827,363)	(2,779,650)
Consumables, food and beverage	(11,077,789)	(18,882,192)	(21,258,758)	(2,837,225)
Others	(14,347,798)	(21,252,031)	(25,441,722)	(3,395,489)

Total leased-and-operated hotel costs	(105,408,338)	(154,880,753)	(180,939,950)	(24,148,509)

Sales and marketing expenses	(3,260,229)	(4,376,591)	(6,306,364)	(841,657)
General and administrative expenses*	(28,079,380)	(21,880,509)	(24,001,642)	(3,203,294)

Total operating costs and expenses	(136,747,947)	(181,137,853)	(211,247,956)	(28,193,460)

Income from operations	14,517,075	37,311,325	39,495,446	5,271,120

Interest income	255,277	10,499,334	8,610,214	1,149,132
Interest expense	(1,644,689)	(2,240,676)	(1,274,235)	(170,061)
Other non-operating income	3,264,850	3,113,712	2,315,197	308,990
Foreign exchange gain or loss, net	(896,872)	(12,752,395)	(10,238,784)	(1,366,483)

Income before income tax expense, minority interests and share of income of affiliated companies	15,495,642	35,931,300	38,907,839	5,192,698
Income tax expense	(6,533,696)	(11,035,634)	(12,517,776)	(1,670,641)
Minority interests	(1,060,156)	(2,153,110)	(1,122,246)	(149,777)

Net income	7,901,791	22,742,556	25,267,817	3,372,280

Amount allocated to participating preference shareholders	(3,360,682)	—	—	—

Net income available to ordinary shareholders	4,541,109	22,742,556	25,267,817	3,372,280

Earnings per share
— Basic	0.15	0.33	0.36	0.05

— Diluted	0.14	0.32	0.35	0.05

Weighted average ordinary shares outstanding
— Basic	30,860,496	67,942,681	69,294,348	69,294,348

— Diluted	32,283,906	70,875,405	72,165,704	72,165,704

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs – Personnel costs	2,986	2,830	2,756	368
General and administrative expenses	13,692,504	4,465,490	4,269,891	569,866

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$1.00=RMB7.4928 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense included expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil).

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(180,939,950)	67.9%	2,756	0.0%	(180,937,194)	67.9%
Sales and marketing expenses	(6,306,364)	2.4%	—	0.0%	(6,306,364)	2.4%
General and administrative expenses	(24,001,642)	9.0%	4,269,891	1.6%	(19,731,751)	7.4%

Total operating costs and expenses	(211,247,956)	79.3%	4,272,647	1.6%	(206,975,309)	77.7%

Income from operations	39,495,446	14.8%	4,272,647	1.6%	43,768,093	16.4%

	Quarter Ended September 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(24,148,509)	67.9%	368	0.0%	(24,148,141)	67.9%
Sales and marketing expenses	(841,657)	2.4%	—	0.0%	(841,657)	2.4%
General and administrative expenses	(3,203,294)	9.0%	569,866	1.6%	(2,633,428)	7.4%

Total operating costs and expenses	(28,193,460)	79.3%	570,234	1.6%	(27,623,226)	77.7%

Income from operations	5,271,120	14.8%	570,234	1.6%	5,841,354	16.4%

	Quarter Ended June 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(154,880,753)	66.7%	2,830	0.0%	(154,877,923)	66.7%
Sales and marketing expenses	(4,376,591)	1.9%	—	0.0%	(4,376,591)	1.9%
General and administrative expenses	(21,880,509)	9.4%	4,465,490	1.9%	(17,415,019)	7.5%

Total operating costs and expenses	(181,137,853)	78.0%	4,468,320	1.9%	(176,669,533)	76.1%

Income from operations	37,311,325	16.1%	4,468,320	1.9%	41,779,645	18.0%

	Quarter Ended September 30, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(105,408,338)	65.7%	2,986	0.0%	(105,405,352)	65.7%
Sales and marketing expenses	(3,260,229)	2.0%	—	0.0%	(3,260,229)	2.0%
General and administrative expenses	(28,079,380)	17.5%	13,692,504	8.5%	(14,386,876)	9.0%

Total operating costs and expenses	(136,747,947)	85.3%	13,695,490	8.5%	(123,052,457)	76.7%

Income from operations	14,517,075	9.1%	13,695,490	8.5%	28,212,565	17.6%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$1.00=RMB7.4928 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense included expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil).

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	7,901,791	22,742,556	25,267,817	3,372,280
Foreign exchange losses (gains), net	896,872	12,752,395	10,238,784	1,366,483
Share-based compensation	13,695,490	4,468,320	4,272,647	570,234

Adjusted net income excluding foreign exchange losses, share-based compensation	22,494,152	39,963,271	39,779,248	5,308,997

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.15	0.33	0.36	0.05

— Diluted	0.14	0.32	0.35	0.05

Earnings per share excluding foreign exchange losses, share-based compensation
— Basic	0.42	0.59	0.57	0.08

— Diluted	0.40	0.56	0.55	0.07

Weighted average ordinary shares outstanding
— Basic	30,860,496	67,942,681	69,294,348	69,294,348

— Diluted	32,283,906	70,875,405	72,165,704	72,165,704

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$1.00=RMB7.4928 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense included expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil).

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	7,901,791	22,742,556	25,267,817	3,372,280
Interest income	(255,277)	(10,499,334)	(8,610,214)	(1,149,132)
Interest expenses	1,644,689	2,240,676	1,274,235	170,061
Income tax expense	6,533,696	11,035,634	12,517,776	1,670,641
Depreciation and amortization	12,266,527	18,854,463	21,622,771	2,885,806

EBITDA (Non-GAAP)	28,091,425	44,373,996	52,072,385	6,949,656

Foreign exchange losses (gains), net	896,872	12,752,395	10,238,784	1,366,483
Share-based compensation	13,695,490	4,468,320	4,272,647	570,234

EBITDA excluding foreign exchange losses, share-based compensation & non-recurring provision for deferred tax assets	42,683,787	61,594,711	66,583,816	8,886,373

%of total revenue	26.6%	26.5%	25.0%	25.0%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the noon buying rate of US$1.00=RMB7.4928 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense included expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended June 30, 2007 and the quarter ended September 30, 2007: Nil).

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2006	June 30, 2007	September 30, 2007
Total Hotels in operation:
Lease-and-operated hotels	78	117	143
Franchised-and-managed hotels	29	54	58
Total rooms	12,729	20,485	23,954
Occupancy rate (as a percentage)	94.0%	95.2%	95.4%
Average daily rate (in RMB)	183	183	182
RevPAR (in RMB)	172	174	174